UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM 6-K

                                  ------------

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                               September 28, 2009

                                  ------------

                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

                                  ------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

JOHNSON & JOHNSON AND CRUCELL ANNOUNCE STRATEGIC COLLABORATION TO DEVELOP INNOVATIVE PRODUCTS, INCLUDING THERAPIES FOR INFLUENZA PREVENTION AND TREATMENT

AGREEMENT ALSO INCLUDES 18% EQUITY INVESTMENT IN CRUCELL BY JOHNSON & JOHNSON AND COLLABORATION TO DEVELOP INNOVATIVE THERAPIES FOR OTHER DISEASES

NEW BRUNSWICK, N.J., AND LEIDEN, THE NETHERLANDS, 28 SEPTEMBER 2009 - Johnson & Johnson (NYSE: JNJ) and Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange:
CRX) today announced that Johnson & Johnson, through its subsidiary Ortho-McNeil-Janssen Pharmaceuticals, Inc., and Crucell have entered into a strategic collaboration focusing on the discovery, development and commercialization of monoclonal antibodies and vaccines for the treatment and prevention of influenza and other infectious and non-infectious diseases.

The immediate focus of the collaboration will be the development and commercialization of a universal monoclonal antibody product (flu-mAb) for the treatment and prevention of influenza. The focus of the long-term innovation collaboration will be on new discovery programs leading to the development and commercialization of a universal influenza vaccine as well as the development of monoclonal antibodies and/or vaccines directed against up to three other infectious and non-infectious disease targets.

Johnson & Johnson, through its affiliate JHC Nederland B.V., has also purchased
14.6 million newly issued ordinary shares of Crucell, representing approximately 18% of Crucell's outstanding ordinary shares, for an aggregate purchase price of
(euro) 301.8 million. In addition, the companies have agreed to development milestones and royalty payments based on the successful development and commercialization of products in connection with the collaboration.

Under the flu-mAb collaboration, Crucell and Ortho-McNeil-Janssen Pharmaceuticals or its affiliates will share responsibilities to develop a universal flu-mAb product targeting all influenza A strains, including H1N1 strains (which cause seasonal flu and the current pandemic) and the H5N1 or avian strain ('bird flu'). Crucell will be responsible for research and development through Phase IIa of the influenza antibodies it has already discovered, as well as newly discovered influenza antibodies that emerge from the collaboration. Ortho-McNeil-Janssen Pharmaceuticals or its affiliates will be responsible for late-stage development of the flu-mAb product from Phase IIb onward.

Under the long-term innovation collaboration, Ortho-McNeil-Janssen Pharmaceuticals or its affiliates and Crucell will jointly work to discover and develop a universal flu vaccine for the prevention of influenza, as well as antibody and/or vaccine products against up to three additional infectious or non-infectious disease targets to be selected after exploratory research.

Both collaborations will leverage the vaccine/antibody know-how and technology platforms of Crucell and the broad scientific and development expertise of Ortho-McNeil-Janssen Pharmaceuticals and its affiliates.

Ortho-McNeil-Janssen Pharmaceuticals will hold commercialization rights for products resulting from both collaborations in all countries throughout the world with the exception of the European Union and certain additional European countries, where Crucell will retain commercialization rights. Ortho-McNeil-Janssen Pharmaceuticals' commercialization rights for products emerging from the innovation collaboration may be expanded worldwide if Crucell elects not to contribute toward development.

Influenza causes significant morbidity and mortality worldwide. In 2008 alone, some 14 million people in the industrialized world were diagnosed with influenza, with millions more being diagnosed in developing regions. Annual flu epidemics are thought to result in 3-5 million cases of severe illness and result in more than 350 thousand deaths every year around the world.

"Despite significant advances in prevention and treatment, influenza remains a major health threat, and each year, vaccines must be formulated to address the current influenza strain," said Paul Stoffels, Global Head, Pharmaceuticals Research and Development, Johnson & Johnson. "A universal antibody or vaccine that protects against a broad range of strains would be an important advance in helping doctors and nurses manage the annual influenza season and control acute epidemic and pandemic outbreaks. We are excited about this collaboration with Crucell because it provides us access to antibody and vaccine know-how and technology and expands our ability to offer preventive health care solutions for unmet medical needs."

Crucell's Chief Executive Officer, Ronald Brus, said: "Crucell's innovative technologies for the discovery, development and manufacture of antibody products and vaccines provide avenues to develop much-needed medical solutions for global health threats. We are delighted that this collaboration with Johnson & Johnson will strengthen and facilitate our efforts to bring innovation to global health. It provides an avenue to accelerate Crucell's existing 'flu-mAb' program, which has already demonstrated the potential to deliver an antibody product for the prevention and treatment of any type of influenza strain.

In connection with the equity investment, Crucell and JHC Nederland have entered into a shareholder agreement setting forth certain rights and restrictions of JHC Nederland as a shareholder, which includes a 3-year standstill requiring Crucell's consent for an increase of JHC Nederland's interest in Crucell (subject to customary exceptions), a 3-month lock-up on transfers of the shares (subject to customary exceptions) and certain other provisions. The shareholder agreement will be described in more detail in the prospectus which will be issued by Crucell in connection with the listing of the shares issued to JHC Nederland.

On August 18, 2009, Crucell announced that it had received a US National Institutes of Health (NIH) contract aimed at advancing the development of monoclonal antibodies for the treatment of seasonal and pandemic influenza. The contract provides funding of up to $40.7 million, with additional options worth a further $28.4 million that may be triggered at the discretion of the NIH, bringing the potential total award amount to $69.1 million. This funding will be used for Crucell's work in the flu-mAb collaboration announced today between Crucell and Ortho-McNeil-Janssen Pharmaceuticals to expedite the potential availability of a universal antibody product for the treatment and prevention of influenza in humans.

The transaction is expected to have an estimated dilutive impact of $0.02 to $0.04 on Johnson & Johnson's 2009 adjusted earnings per share.

Barclays Capital acted as financial advisor to Crucell.

----------------------------------------------
Crucell Conference Call and Webcast for media

At 09:00 Central European Time (CET), Crucell's management will conduct a conference call for all media, which will also be webcast. To participate in the conference call, please call one of the following telephone numbers 15 minutes prior to the event:
                          +44 203 003 2666 for the UK;
                         +1 646 843 4608 for the US; and
                       +3120 794 8426 for the Netherlands

Following a short introduction on the collaboration with Johnson & Johnson, the lines will be opened for a question and answer session.

----------------------------------------------
Crucell Conference Call and Webcast for analysts/investors

At 14:00 Central European Time (CET), Crucell's management will conduct a conference call for analysts and investors, which will also be webcast. To participate in the conference call, please call one of the following telephone numbers 15 minutes prior to the event:
                          +44 203 003 2666 for the UK;
                         +1 646 843 4608 for the US; and
                       +3120 794 8426 for the Netherlands

Following a presentation of the collaboration with Johnson & Johnson, the lines will be opened for a question and answer session.

Both live audio webcasts can be accessed via the homepage of Crucell's website at www.crucell.com and will be archived and available for replay following the event.

ABOUT JOHNSON & JOHNSON
Caring for the world, one person at a time..inspires and unites the people of Johnson & Johnson. We embrace research and science - bringing innovative ideas, products and services to advance the health and well-being of people. Our approximately 117,000 employees at more than 250 Johnson & Johnson companies work with partners in health care to touch the lives of over a billion people every day throughout the world.

ABOUT CRUCELL
Crucell N.V. is a global biopharmaceutical company focused on research development, production and marketing of vaccines, proteins and antibodies that prevent and/or treat infectious diseases. Its vaccines are sold in public and private markets worldwide. Crucell's core portfolio includes a vaccine against hepatitis B, a fully-liquid vaccine against five important childhood diseases and a virosome-adjuvanted vaccine against influenza. Crucell also markets travel vaccines, such as the only oral anti-typhoid vaccine, an oral cholera vaccine and the only aluminum-free hepatitis A vaccine on the market. The Company has a broad development pipeline, with several product candidates based on its unique PER.C6(R) production technology. The Company licenses its PER.C6(R) technology and other technologies to the biopharmaceutical industry. Important partners and licensees include DSM Biologics, Sanofi-Aventis, Novartis, Wyeth, GSK, CSL and Merck & Co. Crucell is headquartered in Leiden, the Netherlands, with subsidiaries in Switzerland, Spain, Italy, Sweden, Korea and the U.S. The Company employs over 1000 people. For more information, please visit www.crucell.com.

FORWARD-LOOKING STATEMENTS
This press release contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from Johnson & Johnson's and Crucell's expectations and projections. Risks and uncertainties include the potential that market segment growth will not follow historical patterns; general industry conditions and competition; business and economic conditions, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign healthcare reforms and government laws and regulations; and trends toward healthcare cost containment. A further list and description of these risks, uncertainties and other factors can be found in Exhibit 99 of Johnson & Johnson's Annual Report on Form 10-K for the fiscal year ended December 28, 2008, and Crucell's Annual Report/ Form 20-F for the fiscal year ended December 31, 2008, as filed with the U.S. Securities and Exchange Commission on April 22, 2009, as well as other subsequent filings. Crucell prepares its financial statements under International Financial Reporting Standards (IFRS). Copies of all referenced filings, as well as subsequent filings, are available online at www.sec.gov, www.jnj.com, www.crucell.com, or on request from Johnson & Johnson or Crucell. Neither Johnson & Johnson nor Crucell undertakes to update any forward-looking statements as a result of new information or future events or developments.


FOR FURTHER INFORMATION PLEASE CONTACT:

CRUCELL N.V. - MEDIA & INVESTORS
Oya Yavuz
Vice President
Corporate Communications & Investor Relations
Tel. +31 (0)71 519 7064
ir@crucell.com
www.crucell.com

JOHNSON & JOHNSON - MEDIA
Frederik Wittock
Johnson & Johnson
Tel. + 32 14 60 57 24
Mob. + 32 476 92 5077

Seema Kumar
Tel. +1 (908)218 6460
Mob. +1 (908) 405 1144

Bill Price
Tel. +1 (732) 524 3922
Mob. +1 (732) 668 3735

JOHNSON & JOHNSON - INVESTORS
Louise Mehrotra
Tel. +1 (732) 524 6491

Stan Panasewicz
Tel. +1 (732) 524 2524

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
                                       -----------------------------------------
                                                     (Registrant)

     September 28, 2009                            /s/ OYA YAVUZ
------------------------               -----------------------------------------
        (Date)                                      Oya Yavuz
                                          Director of Investor Relations